January 28, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cara Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-192230)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (EST) on January 30, 2014 or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 17, 2014, through the date hereof:

Preliminary Prospectus dated January 17, 2014:

2,325 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED PIPER JAFFRAY & CO.

As representatives of the several Underwriters

By:	STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith Lister
Name:	Keith Lister
Title:	Managing Director

By:	PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director